CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated February 27, 2026, and each included in this Post-Effective Amendment No. 178 to the Registration Statement (Form N-1A, File No. 33-51061) of BNY Mellon Advantage Funds, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our reports dated December 22, 2025, with respect to the financial statements and financial highlights of BNY Mellon Global Real Return Fund (one of the fund constituting BNY Mellon Advantage Funds, Inc) included in the Annual Report to Shareholders (Form N-CSR) for the year ended October 31, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

  /s/ ERNST & YOUNG LLP

New York, New York

February 24, 2026